

December 9, 2011

Via E-Mail
Mr. Efstratios Desypris
Chief Financial Officer
Navios Maritime Partners L.P.
85 Akti Miaouli Street
Piraeus, Greece 185 38

> **Re:** **Navios Maritime Partners L.P.**
> **Form 20-F for the year ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-33811**

Dear Mr. Desypris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

Reconciliation of Adjusted EBITDA to Net Cash From Operating Activities, page 69

1. We note your disclosure that Adjusted EBITDA is included because it is used by certain investors to measure a company's financial performance. However, we also note your disclosure that Adjusted EBITDA is presented to provide additional information with respect to Navios Partners' ability to satisfy its obligations including debt service, capital expenditures, working capital requirements and determination of cash distribution. In light of these two disclosures, it is unclear whether you use Adjusted EBITDA as a non-GAAP performance measure or a non-GAAP liquidity measure. Please advise us how you primarily intend to use the Adjusted EBITDA non-GAAP financial measure. Also, please note that if you intend to use Adjusted EBITDA as a non-GAAP performance

measure, it should be reconciled to net income. If your intention is to use Adjusted EBITDA as a liquidity measure, then your reconciliation to the most comparable GAAP measure should also include the presentation of all three major categories of the statement of cash flows. See Question 102.6 of the SEC's *Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures*. Please advise or revise future filings as appropriate.

Critical Accounting Policies
Impairment of Long-lived Assets, page 71

2. Please consider expanding the Critical Accounting Policies section of your MD&A to include a table summarizing your owned vessels that details by vessel, the date of acquisition, purchase price and carrying value at the balance sheet date. Also, please identify within this table those vessels whose estimated market values are less than their carrying values. In this regard, for those vessels whose estimated market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of December 31, 2010, if you decided to sell all of such vessels. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would be required to record an impairment loss for those vessels with a carrying value in excess of their estimated fair market values.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies
Principles of Consolidation, page F-7

3. We note from your table of entities and chartered-in vessels that are included in the consolidated financial statements, that it appears that you began consolidating JTC Shipping and Trading Ltd, an operating company, in March 2010. Please explain to us the nature and terms of the transaction in which this entity was acquired.

Note 11. Borrowings, page F-20

4. We note that during 2010 you amended your Credit Facility several times, including in December 2010 in which the amendment provides for, among other things, a new margin from 1.65% to 1.95% depending on the loan to value ratio and a repayment schedule that begins in February 2011. Please explain to us and revise the notes to your financial statements in future filings to disclose how you accounted for each of the 2010 debt modifications in accordance with ASC 470-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief